

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2012

Via E-mail
Stanley A. Hirschman
President
Optex Systems Holdings, Inc.
1420 Presidential Drive
Richardson, TX 75081-2439

     Re: **Optex Systems Holdings, Inc.**
           Post-Effective Amendment to Registration Statement on Form S-1
           Filed February 14, 2012
           File No. 333-159334

Dear Mr. Hirschman:

     Our preliminary review of your post-effective amendment to your registration statement on Form S-1 indicates that it fails in one or more material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. In particular, you have not provided interim financial statements for the most recent quarterly period per Rule 8-08 of Regulation S-X. For this reason, we will not perform a detailed examination of the post-effective amendment and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

     After you have updated the financial statements in your filing, we will continue our screening of the post-effective amendment. We suggest that you submit a substantive amendment correcting the deficiency or withdraw the post-effective amendment.

     Please contact Mary Beth Breslin at (202) 551-3625 with any questions.

                     Sincerely,

                     /s/ Amanda Ravitz

                     Amanda Ravitz
                     Assistant Director

cc (via email): Jolie G. Kahn, Esq.